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                                                                December 4, 1995

To Our Stockholders:

     On behalf of the Board of Directors of Revco D.S., Inc. (the "Company"), I wish to inform you that the Company has entered into an Agreement and Plan of Merger dated as of November 29, 1995 (the "Merger Agreement") with Rite Aid Corporation ("Parent") and Ocean Acquisition Corporation, its wholly owned subsidiary (the "Purchaser"), pursuant to which the Purchaser has today commenced a cash tender offer (the "Offer") to purchase such number of shares of common stock, par value $.01 per share (the "Shares"), of the Company as equals 50.1% of the issued and outstanding Shares at $27.50 per Share.

     Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive either: (i) a number of shares of common stock of Parent ("Parent Common Stock") to be determined based on the formula set forth in the Merger Agreement, subject to a collar which provides that the exchange ratio shall not be greater than 1.12500 nor less than .91666 shares of Parent Common Stock per Share; or
(ii) in the event that the stockholders of Parent do not approve the issuance of Parent Common Stock, a combination of Parent Common Stock and cash based on a formula set forth in the Merger Agreement, whereby the number of shares of Parent Common Stock in the aggregate to be issued in the Merger will not exceed 19.9% of the shares of Parent Common Stock outstanding immediately prior to the Merger. As described in the attached Schedule 14D-9 relating to the Offer, the number of shares of Parent Common Stock to be received for each Share in the Merger will increase to the extent the average value of Parent Common Stock is greater than $27.50 per share during a pricing period and will decrease if the average value of Parent Common Stock is less than $27.50 per share during such pricing period.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTEREST OF THE COMPANY'S STOCKHOLDERS AND HAS APPROVED THE OFFER AND THE MERGER. THE BOARD OF DIRECTORS RECOMMENDS THAT ALL STOCKHOLDERS WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion dated November 29, 1995 of Morgan Stanley & Co. Incorporated, that the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger, taken together, is fair from a financial point of view to such holders.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase dated December 4, 1995 of the Purchaser, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                            On behalf of the Board of Directors,

                                            D. DWAYNE HOVEN
                                            President and Chief Executive
                                            Officer

 Revco D.S., Inc., 1925 Enterprise Parkway, Twinsburg, Ohio 44087, 216/425-9811